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                             July 15, 2022

       John H. Ruiz
       Chief Executive Officer
       MSP Recovery, Inc.
       2701 Le Jeune Road, Floor 10
       Coral Gables, Florida 33134

                                                        Re: MSP Recovery, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2022
                                                            File No. 333-265953

       Dear Mr. Ruiz:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 1, 2022

       Cover Page

   1. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders
will not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 John H. Ruiz
FirstName  LastNameJohn H. Ruiz
MSP Recovery,   Inc.
Comapany
July       NameMSP Recovery, Inc.
     15, 2022
July 15,
Page  2 2022 Page 2
FirstName LastName
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Sale of Shares, page 78

2. Please revise this disclosure to highlight the fact that Mr. Ruiz, a beneficial owner of over
         96% of your outstanding Class A shares, will be able to sell almost all of his shares for so long as the registration statement of which this prospectus forms a part is available for
         use.
Signatures, page II-6

3. Please revise the signatures section to identify your controller or principal accounting officer (PAO).
General

4. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Steven D. Pidgeon